FORM 18-K/A
AMENDMENT NO. 1
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of the
UNITED MEXICAN STATES
(Name of Registrant)
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Edmundo González Herrera
Financial Representative — New York Office
Banco Nacional de Comercio Exterior, S.N.C.
757 Third Avenue, Suite 2403
New York, New York 10017
Copies to:
Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States (Mexico) on Form 18-K for the year ended December 31, 2004 comprises:
(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1:	Fiscal Agency Agreement dated February 13, 2006 among Mexico, The Bank of New York as Fiscal Agent and The Bank of New York (Luxembourg) S.A. as Luxembourg Paying and Transfer Agent, including the Form of Fixed Rate Note and the Form of Floating Rate Note

Exhibit 2:	Authorization Certificate for the issuance of up to U.S. $1,500,000,000 InterNotes® Due Nine Months or More from the Date of Issue

Exhibit 3:	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States with respect to the issuance of up to U.S. $1,500,000,000 InterNotes® Due Nine Months or More from the Date of Issue

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to the issuance of up to U.S. $1,500,000,000 InterNotes® Due Nine Months or More from the Date of Issue

Exhibit 5:	Recent Developments
         This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE PAGE
EXHIBIT INDEX
EX-99.1: FISCAL AGENCY AGREEMENT
EX-99.2: AUTHORIZATION CERTIFICATE
EX-99.3: OPINION OF THE DEPUTY FEDERAL FISCAL ATTORNEY
EX-99.4: OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP
EX-99.5: RECENT DEVELOPMENTS

SIGNATURE PAGE
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 13th day of February, 2006.

By:	/s/ Daniel Muñoz Díaz
Daniel Muñoz Díaz
Deputy Director General of Legal
Procedures of Credit of the Ministry
of Finance and Public Credit

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EXHIBIT INDEX
Page

Exhibit 1:	Fiscal Agency Agreement dated February 13, 2006 among Mexico, The Bank of New York as Fiscal Agent and The Bank of New York (Luxembourg) S.A. as Luxembourg Paying and Transfer Agent, including the Form of Fixed Rate Note and the Form of Floating Rate Note

Exhibit 2:	Authorization Certificate for the issuance of up to U.S. $1,500,000,000 InterNotes® Due Nine Months or More from the Date of Issue

Exhibit 3:	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States with respect to the issuance of up to U.S. $1,500,000,000 InterNotes® Due Nine Months or More from the Date of Issue

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to the issuance of up to U.S. $1,500,000,000 InterNotes® Due Nine Months or More from the Date of Issue

Exhibit 5:	Recent Developments

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